Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: SJW Group

Commission File No.: 1-08966

Subject Company: Connecticut Water Service, Inc.

Commission File No.: 0-08084

SJW Group Comments on Cal Water’s Proxy Contest and Reaffirms Commitment to Merger of Equals

with Connecticut Water

Merger of Equals Is Superior Transaction with Clear Path to Close During Fourth Quarter 2018; Cal

Water’s Proposal Is Inferior, Uncertain and Non-Binding with Potentially Protracted Timeline to Close

Merger of Equals Will Create Significant Value for SJW Group and Connecticut Water Shareholders and

Benefits for Customers, All Employees and Communities Both Companies Serve

In Contrast, Cal Water is Asking SJW Group Stockholders to Deny a Concrete Value Creation Opportunity

for an Uncertain Proposal with High Hurdles to Overcome

Combined SJW Group/Connecticut Water Will Be a Leading, Pure-Play Water Company with the Scale,

Management, Financial Strength and Geographic Diversity to Excel Operationally and Financially

SJW Group Also Questions Cal Water’s Commitment to Jobs and

Ability to Manage Large, Complex Urban Water Systems Effectively and Safely

San Jose, CA – May 2, 2018 – SJW Group (NYSE: SJW) today commented on California Water Service Group’s (NYSE: CWT) (“Cal Water”) launch of a proxy contest challenging SJW Group’s merger of equals with Connecticut Water Service, Inc. (NASDAQ: CTWS) (“Connecticut Water”).

Robert A. Van Valer, the lead independent director of SJW Group’s Board of Directors and trustee of the Roscoe Moss Jr Revocable Trust, which is the largest stockholder of the company, said:

“We are deeply disappointed that Cal Water has chosen to undertake this action that will only be expensive and distracting. As previously announced on April 26, 2018, the SJW Group Board of Directors carefully and thoroughly reviewed Cal Water’s non-binding indication of interest in consultation with management and legal and financial advisors and determined that it neither constituted nor was reasonably likely to lead to a superior proposal as defined in SJW Group’s merger agreement with Connecticut Water. The Board unanimously reaffirmed its intention to recommend that SJW Group stockholders vote FOR the merger of equals with Connecticut Water.

“The SJW Group Board continues to believe that the existing merger of equals with Connecticut Water will create significantly greater value at transaction close and over the longer term for SJW Group and Connecticut Water shareholders and significant benefits for the customers and communities both companies serve. We also see additional benefits for employees and do not foresee any job losses as it relates to the merger of equals with Connecticut Water. The merger of equals is a signed, definitive merger agreement with a clear path to close during the fourth quarter of 2018. It has the binding support of approximately 16% of SJW Group’s shares that are owned by the Moss family, and has received early termination notice by the Federal Trade Commission under the Hart-Scott-Rodino waiting period.

“Our transaction with Connecticut Water will create a leading, pure-play water company with the scale, management, financial strength and geographic diversity to excel operationally and financially. Our

Board and executive management team have the experience and expertise to manage and grow a complex water utility company with operations in multiple jurisdictions throughout the country.”

In addition, SJW Group said:

Cal Water’s proposal is an inferior, uncertain, and non-binding indication of interest that has a lengthy and uncertain timeline to close. In fact, Cal Water is asking SJW Group’s stockholders to vote against our concrete value creation opportunity with Connecticut Water for a vague and uncertain indication of interest that we believe has high hurdles to overcome.

The merger of equals between SJW Group and Connecticut Water is a binding, definitive agreement that is on track to close during the fourth quarter of 2018. SJW Group urges its stockholders to disregard Cal Water’s WHITE proxy card and instead vote the GREEN card FOR all proposals related to the merger of equals with Connecticut Water.

Additionally, Cal Water’s non-binding indication of interest, with its reliance on value creation through cost savings, will likely result in significant job losses. Cal Water’s proposal also will increase its borrowings, which will divert capital to service its extremely high debt level, and could lead to under-investment in its water infrastructure thereby jeopardizing the safety and quality of its water supply and service to its customers and creating future dividend uncertainty for Cal Water’s shareholders.

We also note that nowhere does Cal Water describe what it means by “timely” regulatory approval, nor does it give any factual basis for its contention that it can obtain approval promptly or at all. The promises made in Cal Water’s acquisition of Dominguez Services Corporation are similar to the promises that it is making now. That acquisition of Dominguez Services Corporation, which was less than 20% of the current size of SJW Group, took a full 15 months to receive regulatory approval after the documents were filed. In our opinion, for Cal Water, “timely” likely means “a long time”, with the regulatory review of a transaction involving SJW Group taking as long as 18 months from the day Cal Water would submit its application to the California Public Utilities Commission – if Cal Water is able to close a transaction at all.

SJW Group’s merger of equals with Connecticut Water is the superior transaction for all stakeholders and will offer immediate and long-term benefits including:

•	Immediate and long term value creation Cal Water’s non-binding indication of interest significantly undervalues SJW Group’s long-term prospects and is not in the best interest of SJW Group’s stockholders. The merger of equals with Connecticut Water will result in a company with expanded market presence, increased scale and a more diverse geographic footprint. The combined company is expected to benefit immediately from a robust balance sheet and enhanced financial flexibility, with total assets of $2.4 billion. This will result in a stronger financial foundation and yield immediate value creation from increased capital markets access yielding a lower cost of capital, and better enabling the new organization to compete for attractive growth opportunities on a national level over the long term.

•	Highly attractive earnings and growth accretion. SJW Group’s combination with Connecticut Water is expected to be mid- to high-single digit percentage accretive to each company’s earnings per share. It will also offer greater flexibility to grow the business through increased investments and to compete more effectively in a fragmented industry. The new company should have the opportunity to expand across a national footprint with a leading forecasted growth rate.

•	Attractive total shareholder return proposition. Over the past five years SJW Group has delivered a 145 percent total return to its company’s stockholders and Connecticut Water has delivered a 154 percent total return to its company’s shareholders – benefits SJW Group stockholders would not be permitted to realize under Cal Water’s proposal. Under Cal Water’s proposal, SJW Group stockholders will no longer be able to participate in the growth upside of the company or its dividend program.

•	A solid credit profile that supports share repurchase. The merger of equals is expected to result in incremental debt capacity. The Standard & Poor’s has already reaffirmed that SJW Group will retain its “A” credit profile following the merger with Connecticut Water, after consideration of the combined company’s intent to pursue a share repurchase program of up to $100 million.

•	A commitment to all employees. SJW Group and Connecticut Water do not anticipate any job losses as a result of the merger of equals, whereas Cal Water has not stated its plans for all employees should it acquire SJW Group. Cal Water is focused on value creation through cost savings, which likely will result from job losses. In fact, Cal Water’s recent “commitment to fair severance” makes it crystal clear to us that their real intention is to eliminate jobs. SJW Group estimates that as many as 30% of all employees at SJW Group might be targeted for elimination by Cal Water. Following the close of the merger of equals transaction, both SJW Group and Connecticut Water employees will have additional opportunities for career development and geographic mobility as part of a larger, stronger and more diverse organization. The companies do not anticipate any significant changes in employee compensation or benefits packages as a result of the transaction. SJW Group values its trusted union partnerships, and all union contracts will continue to be honored.

•	A clear and certain path to close. SJW Group and Connecticut Water remain on track to close the merger of equals during the fourth quarter of 2018. In contrast, Cal Water’s proposed transaction would not close in a reasonable period of time, if at all, due to the potentially lengthy and uncertain review taking as long as 18 months from the day Cal Water would submit its application with the California Public Utilities Commission, the substantial amount of financing that the proposed all-cash transaction requires, which increases the regulatory risk, and the uncommitted nature of Cal Water’s financing sources.

•

Cost-savings and reliability for customers. The new organization will maintain the longstanding commitments of SJW Group and Connecticut Water to outstanding customer service, which will be enhanced by the sharing of best practices, operational expertise and more extensive resources. There will be no change in customer rates as a result of the merger of equals, and the operating subsidiaries of the combined company will each continue to be subject to oversight by their respective state regulatory commissions for rates and quality of service. SJW Group also questions whether Cal Water’s experience operating many small, disparate water systems gives Cal Water the technical and managerial experience necessary to successfully operate a major urban water system like the one in San Jose, California, and achieve what Cal Water has promised. This uncertainty is highlighted by Cal Water’s inability in recent years to complete its planned infrastructure reinvestment programs as approved by the California Public Utilities Commission.

•	An experienced and capable management team able to successfully integrate both businesses. Each of the combined company’s operating utilities and their customers will continue to be supported locally by a team of passionate, dedicated employees and existing leaders. They will continue to bring their extensive certifications, operating experience and local knowledge to the communities where they live, work and serve. In contrast, for Cal Water’s most recent significant transaction - Dominguez Services Corporation - it took several years after the formal end of the proceeding to resolve concerns about that transaction’s synergies and the effects of the acquisition on the utilities’ customers. Ultimately, the California Public Utilities Commission cited Cal Water’s faulty and inconsistent record of synergy estimates and guarantees for the tie-up.

•	Strengthened community ties. In addition to retaining dedicated employee teams across its footprint, the new company will maintain strong community ties and participation in community events and organizations in Connecticut, Maine, California and Texas. The combined company will continue to focus on supporting economic development with investments in growth, safety and reliability.

•	Advancement of environmental stewardship. Environmental stewardship is a core value for SJW Group and Connecticut Water, given the local nature of the water business. Both companies have been industry leaders in their efforts to promote water conservation and protect the valuable lands and water resources that have been entrusted to them. That focus will continue as the combined company seeks to further reduce its environmental footprint and look for opportunities to improve the sustainability of its business practices.

SJW Group will mail to stockholders its proxy statement and GREEN proxy card as well as additional information about its merger of equals with Connecticut Water. SJW Group stockholders are advised to take no action in response to any materials they may receive from Cal Water and to DISCARD ALL WHITE proxy cards or other materials from California Water Service Group.

SJW Group stockholders who have questions or would like additional information should contact SJW Group’s proxy solicitor, Georgeson, toll-free at (866) 357-4029 or by e-mail at SJW@Georgeson.com.

Also, please be sure to visit the SJW Group and Connecticut Water transaction website at www.sjw-ctws.com to review the merits of our merger of equals.

J.P. Morgan Securities LLC is serving as financial advisor to SJW Group, and Skadden, Arps, Slate, Meagher & Flom LLP is legal counsel.

* * *

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the shareholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, on April 25, 2018, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. These materials are not yet final and will be amended. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water are available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water. These documents are available free of charge from the sources indicated above.

Contacts

Media

Abernathy MacGregor

Ian Campbell, 213-630-6550, idc@abmac.com

Chuck Dohrenwend, 212-371-5999, cod@abmac.com

Kendell Moore, 212-371-5999, kem@abamac.com

Jayme Ackemann

Director, Corporate Communications, SJW Group

408-918-7247, jayme.ackemann@sjwater.com

Investors

Andrew Walters

Chief Administrative Officer, SJW Group

408-279-7818, andrew.walters@sjwater.com

Georgeson LLC

William Fiske / Edward Greene

212-440-9800; 866-357-4029, SJW@Georgeson.com